SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 26th July 2006

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 26th July 2006, London

Results announcement for the second quarter 2006

GSK delivers strong Q2 performance and raises 2006 earnings guidance

Q2 EPS of 23.3 pence, up 15% CER (14% reported)

GlaxoSmithKline plc (GSK) today announces its results for the second quarter ended 30th June 2006. The full results are presented under ‘Income Statement’ on pages 7 and 8, and are summarised below.

FINANCIAL RESULTS*

	Q2 2006	Q2 2005	Growth		H1 2006	H1 2005	Growth
	£m	£m	CER%	£%	£m	£m	CER%	£%

Turnover	5,811	5,246	9	11	11,624	10,282	9	13
Operating profit	1,911	1,711	13	12	4,085	3,458	14	18
Profit before tax	1,897	1,662	15	14	4,067	3,373	16	21

Earnings per share	23.3p	20.4p	15	14	49.8p	41.5p	16	20

Q2 2006 SUMMARY*

•	Strong performance of pharmaceutical products with sales up 10% to £5 billion:
	–	Seretide/Advair for asthma/COPD (+12% to £822 million) – landmark TORCH study in COPD to be filed with the FDA in October
	–	Avandia family of products for diabetes (+32% to £477 million) – US Avandamet relaunched in Q2; Avaglim (Avandaryl) approved in Europe in June
	–	Vaccines (+17% to £387 million) – strong growth, driven by excellent US performance (+35%).

•	Progress on major pipeline assets:
	–	Allermist– new intranasal steroid for allergic rhinitis filed in the USA and Europe
	–	Entereg– for post-operative ileus: US launch targeted for year-end
	–	Cervarix – for cervical cancer; new data reinforces adjuvant advantage; US filing by year-end
	–	Tykerb– oral breast cancer treatment to be filed in the USA in Q3; Europe by year-end
	–	Redona– new (DPP-IV) diabetes treatment and rosiglitazone XR for Alzheimer’s disease have entered phase III clinical trials.

•	H5N1 vaccine – exciting new headline data show significant immune response at low dose:
	–	Over 80% of trial subjects who received 3.8ug of antigen demonstrated a strong immune response
	–	Full data and filing expected before year-end.

•	2006 earnings guidance raised to around 12% EPS growth (in CER terms)

Commenting on the performance in the quarter and GSK’s outlook, JP Garnier, Chief Executive Officer, said: “GSK has had another successful quarter with pharmaceutical sales growth of 10% driving an excellent financial performance and enabling us to raise our earnings guidance to around 12% EPS growth in 2006. The pipeline is progressing well and we have also just received outstanding efficacy data for our H5N1 pandemic vaccine – these results are highly significant and mark real progress in our aspiration to develop a vaccine for use in preparing for an influenza pandemic.”

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2006 results with 2005 in CER terms unless otherwise stated. See 'Accounting Presentation and Policies' on page 21.

PHARMACEUTICAL UPDATE

Strong pharmaceutical performance, driven by US growth of 18%

Pharmaceutical turnover rose 10% to £5 billion, driven by a strong performance in the United States (+18% to £2.6 billion). Reported US growth was positively impacted by wholesaler stocking patterns, primarily relating to the re-supply of Avandia and Avandamet. Underlying US growth is estimated to be approximately 12%.

As expected, sales in Europe have been impacted by generic competition to several key products this year, including Lamictal, Imigran and Zofran. However, continued strong growth from Seretide, Avandia and vaccines has offset this impact with overall sales in Europe level at £1.4 billion for the quarter.

Seretide/Advair sales over £800m. Major new opportunities: HFA inhaler launch, Q3 TORCH filing

Sales of Seretide/Advair, for asthma and COPD, rose 12% to £822 million, with growth across all regions. In the USA, GSK received FDA approval for the Advair HFA metered dose inhaler on 8th June, with launch expected in Q3. This device offers a new, convenient alternative for patients, particularly for use in treating children with asthma. In October the company also expects to file with regulators, for inclusion in product labelling, the positive results of TORCH – the landmark long-term COPD mortality study.

Avandia– strong sales outlook with US re-supply and new 1st line Avandamet indication

The Avandia family of products for the treatment of type 2 diabetes continued to perform strongly with growth of 32% in the quarter (to £477 million). Reported US sales growth (+33% to £356 million) benefited from the re-supply of Avandia and Avandamet to the market which took place in the quarter. In July, the company restarted promotion of Avandamet, with a new 1st line treatment indication. Avandamet is the only TZD combination product to have a 1st line indication.

Avandia products also performed very strongly in Europe (+36% to £54 million) with sales of Avandamet more than doubling in the quarter. In addition, Avaglim (Avandaryl), GSK’s new combination of Avandia and Amaryl, was approved for use in Europe in June.

Vaccines up 17%, driven by strong Infanrix/Pediarix performance

Vaccines sales rose 17% to £387 million, driven by the continued strong performance of GSK’s multiple vaccine for children, Infanrix/Pediarix, worldwide sales of which grew 38% to £129 million.

US vaccine sales were particularly strong (+35% to £90 million), and also benefited from a new broader paediatric indication for Havrix, the company’s vaccine to prevent Hepatitis A. Additionally the Advisory Committee on Immunisation Practices (ACIP) recently recommended Hepatitis A vaccination for all US children between the ages of 1 and 2 years. US Havrix sales grew 50% to £16 million in the quarter.

Other key growth drivers –Lamictal, Valtrex, and Coreg– contributed £619 million, up 22%

Lamictal for epilepsy and bipolar disorder grew 12% to £245 million. A strong performance in the USA (+31%), which continues to benefit from the bipolar disorder indication, was partially offset by the impact of generic competition in Europe. Sales of Valtrex for herpes rose 30% to £214 million and Coreg for heart disease grew 29% to £160 million.

Strong growth from high-potential products –Requip, Avodart, Boniva

Requip for Parkinson’s Disease/Restless Legs Syndrome, grew 85% to £64 million. Sales of Avodart for benign prostatic hyperplasia (enlarged prostate) grew 79% to £51 million. Boniva/Bonviva, the only once-monthly medicine for osteoporosis, continues to grow market share. GSK’s co-promotion income for the product was £19 million for the quarter.

Other products:

Total sales of GSK’s HIV products rose 1% to £393 million, with strong growth from new products Epzicom/Kivexa (>100% to £58 million) and Lexiva (+23% to £32 million) offsetting the continued impact of competition to the company’s older products such as Combivir (-6% to £141m) and Epivir
(-25% to £53 million).

Total Wellbutrin sales rose 40% to £237 million, with a continued strong performance from Wellbutrin XL(+34% to £210 million). The FDA approved Wellbutrin XL for the prevention of Seasonal Affective Disorder on 12th June.

Flonase sales fell 53% to £68 million, following the start of generic competition in the USA on 7th March.

PIPELINE UPDATE

Approvals/Filings:

Allermist filed in USA and Europe

GSK’s new intranasal steroid for allergic rhinitis was filed in the USA on 28th June and in Europe on 21st July. Positive phase II data on Allermist, presented at the European Academy of Allergology and Clinical Immunology (EAACI) meeting on 12th June, demonstrated a statistically significant improvement in both nasal and ocular symptoms compared with placebo.

Entereg; FDA action date in November

A response to the FDA’s approvable letter for Entereg for the treatment of post-operative ileus was submitted on 31st May, and the FDA action date for this indication is in November. Separately, phase III trials for Entereg in the treatment of opioid-induced GI side effects are ongoing and filing in this indication is expected in mid-2007.

New Cervarix data reinforces adjuvant advantage

New data were published in July showing that GSK’s proprietary adjuvant system for its cervical cancer vaccine Cervarix induced a consistently stronger and more sustained immune response over a 3½ year period, than the same vaccine formulated with a conventional aluminium adjuvant. Data presented at ASCO on Cervarix also demonstrated significant immunogenicity in women over 25 – the first data to be presented on an HPV vaccine in older women. Cervarix has now been filed in Europe and in 28 International markets and remains on track for filing in the USA by the end of the year.

Approvable letter for Trexima received

An approvable letter for Trexima– a treatment for migraine, developed in collaboration with Pozen – was received on 9th June. The FDA determined that Trexima is effective as an acute treatment for migraine headaches but requested additional safety information; discussions with the regulator are ongoing.

News on other key assets:

ASCO – outstanding Tykerb efficacy data presented; US filing in Q3

Positive data on Tykerb were presented at ASCO showing that Tykerb significantly improved the time to disease progression for patients with (ErbB2+) advanced breast cancer whose disease progressed on Herceptin. Encouraging data demonstrating activity against brain metastases associated with breast cancer were also presented, as well as positive results in inflammatory breast cancer – a severely aggressive form of the disease. GSK now plans to file Tykerb for regulatory approval in the USA in the third quarter and in Europe later in the year.

Also at ASCO, GSK presented results on its MAGE-A3 immunotherapeutic vaccine for non-small cell lung cancer. The phase II study showed a one-third reduction in relative risk of cancer recurrence following surgery in those patients treated with MAGE-A3, compared with placebo. Although this reduction did not reach statistical significance at this interim stage the trend was very encouraging. Final results from this trial are expected later this year.

Efficacy profile building for Promacta (eltrombopag)

Positive phase II data for Promacta, a novel oral platelet growth factor,were received in the quarter in patients with Hepatitis C associated thrombocytopenia. These results will be submitted for presentation at the American Association for the Study of Liver Disease (AASLD) meeting in October.

During the quarter, enrolment was also completed for a phase III trial examining the use of Promacta as a short-term (6 week) treatment for idiopathic thrombocytopenic purpura (ITP); and a phase II trial for the treatment of chemotherapy-induced thrombocytopenia.

H5N1 vaccine – headline data show significant immune response

GSK announced today that headline data from one of its trials for its candidate H5N1 pandemic flu vaccine has shown a high immune response rate at a low dose. The vaccine, which uses a proprietary adjuvant, enabled over 80% of subjects who received 3.8ug of antigen (the lowest dose tested in the study) to demonstrate a strong seroprotective immune response. This level of seroprotection exceeds target criteria set out by regulatory agencies for registration of influenza vaccines. Efficacy results at these levels have not been reported for any other H5N1 vaccine in development to date, including those using other adjuvants such as alum.

Further data from this trial and others are expected to be available in Q3 2006, including assessment of the vaccine’s ability to offer cross protection against variants of the H5N1 strain.

Two major assets enter phase III development

Phase III trials for Redona (denagliptin), GSK’s DPP-IV inhibitor for the treatment of type 2 diabetes, started during the quarter.

Phase III clinical trials involving over 2,500 patients have also begun to assess the use of rosiglitazone XR in the treatment of Alzheimer’s disease. This is a novel approach to treat Alzheimer’s based on the growing body of scientific evidence that patients with the disease have reduced glucose metabolism in the brain.

Other pipeline news:

Development of radafaxine, for depression, has been discontinued due to an unfavourable risk/benefit assessment.

CONSUMER HEALTHCARE UPDATE

Consumer Healthcare sales up 5%; strong performance from key brands –Lucozade and Sensodyne.

Total Consumer Healthcare sales grew 5% to £790 million. Sales in Europe and International markets continued to grow strongly, 8% and 9% respectively. Sales in North America were £200 million, but declined 3%, in part reflecting the impact of product divestments in 2005.

•	Sales of Nutritional healthcare products grew 7% to £172 million. Lucozade reported another strong quarter with 18% growth, boosted by increased promotional activities. Ribena sales declined 6% to £45 million.

•	Oral care sales grew 7% to £253 million. A strong performance from Sensodyne with sales growth of 25%, more than offset the impact of a 5% reduction in sales of Aquafresh.

•	Over-the-counter medicine sales grew 3% to £365 million. Sales growth across several categories including Analgesics (+13%), Smoking Control products (+8%) and Respiratory Tract medicines (+10%), offset the loss of sales from products divested in 2005.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards as adopted for use in the European Union (see ‘Accounting Presentation and Policies’ on page 21).

Operating profit and earnings per share

Operating profit of £1,911 million grew by 13%, which was above the turnover growth of 9%, reflecting an improved cost of sales margin and higher other operating income partly offset by increased R&D expenditure. SG&A grew 8%. Excluding costs for legal matters, SG&A grew by 2%, well below turnover growth.

The cost of sales margin benefited from favourable product and regional mix changes compared with the previous year. R&D expenditure for the quarter increased as a percentage of sales to 14.7%.

In the quarter, gains from asset disposals were £91 million (£10 million in 2005), costs for legal matters were £123 million (£33 million in 2005), the fair value movements on the Quest collar and Theravance options were unfavourable £69 million (£9 million unfavourable in 2005) and net income related to restructuring programmes was £4 million (£24 million charge in 2005). The total operating profit impact of these items was a £97 million charge in 2006, compared with a £56 million charge in 2005, resulting in a 2 percentage point reduction in operating profit growth for the quarter.

Profit after taxation grew by 14% which was marginally higher than the growth in operating profit and reflected lower net interest costs, partially offset by a higher expected tax rate for the year.

EPS of 23.3 pence increased 15% in CER terms (14% in sterling terms) compared with Q2 2005. The adverse currency impact of 1% on EPS reflected exchange losses on settlement of foreign currency balances in the quarter partly offset by a stronger dollar.

Currencies

The Q2 2006 results are based on average exchange rates, principally £1/$1.83, £1/Euro 1.44 and £1/Yen 209. The period-end exchange rates were £1/$1.85, £1/Euro 1.45 and £1/Yen 211. At 21st July 2006, the exchange rates were £1/$1.85, £1/Euro 1.46 and £1/Yen 216. If exchange rates were to hold at this level for the remainder of 2006, the currency impact on EPS growth for the full-year would be broadly neutral.

Dividend

The Board has declared a second interim dividend of 11 pence per share. This compares with a dividend of 10 pence per share for Q2 2005. The equivalent dividend receivable by ADR holders is 40.6340 cents per ADS based on an exchange rate of £1/$1.8470. The dividend will have an ex-dividend date of 2nd August 2006, a record date of 4th August 2006 and will be paid on 5th October 2006.

Earnings guidance

GSK earnings guidance for the full-year 2006 is around 12% EPS growth in CER terms. Previously guidance was for EPS growth of around 10% in CER terms.

Share buy-back programme

GSK repurchased £293 million of shares in Q2 2006, to be held as Treasury shares, and expects to repurchase £1 billion of shares for the full year 2006. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson Gwenan Evans Alice Hunt	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Anita Kidgell Jen Hill David Mawdsley	(020) 8047 5542 (020) 8047 5543 (020) 8047 5564

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Entereg, a trademark of Adolor and Bonviva/Boniva, a trademark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under ‘Risk Factors’ in the ‘Operating and Financial Review and Prospects’ in the company’s Annual Report 2005.

INCOME STATEMENT
Three months ended 30th June 2006

	Q2 2006	Growth	Q2 2005
	£m	CER%	£m

Turnover:
Pharmaceuticals	5,021	10	4,505
Consumer Healthcare	790	5	741

TURNOVER	5,811	9	5,246

Cost of sales	(1,209)	3	(1,155)

Gross profit	4,602	11	4,091

Selling, general and administration	(1,883)	8	(1,681)
Research and development	(853)	20	(702)
Other operating income	45		3

Operating profit:
Pharmaceuticals	1,748	15	1,540
Consumer Healthcare	163	(6)	171

OPERATING PROFIT	1,911	13	1,711

Finance income	67		56
Finance expense	(93)		(115)
Share of after tax profits of associates and joint ventures	12		10

PROFIT BEFORE TAXATION	1,897	15	1,662

Taxation	(560)		(473)
Tax rate %	29.5%		28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	1,337	14	1,189

Profit attributable to minority interests	22		31
Profit attributable to shareholders	1,315		1,158

	1,337		1,189

EARNINGS PER SHARE	23.3p	15	20.4p

Diluted earnings per share	23.0p		20.2p

INCOME STATEMENT
Six months ended 30th June 2006

	H1 2006	Growth	H1 2005	2005
	£m	CER%	£m	£m

Turnover:
Pharmaceuticals	10,066	10	8,844	18,661
Consumer Healthcare	1,558	6	1,438	2,999

TURNOVER	11,624	9	10,282	21,660

Cost of sales	(2,343)	1	(2,282)	(4,764)

Gross profit	9,281	12	8,000	16,896

Selling, general and administration	(3,706)	6	(3,326)	(7,250)
Research and development	(1,606)	15	(1,365)	(3,136)
Other operating income	116		149	364

Operating profit:
Pharmaceuticals	3,782	15	3,166	6,159
Consumer Healthcare	303	1	292	715

OPERATING PROFIT	4,085	14	3,458	6,874

Finance income	140		105	257
Finance expense	(185)		(213)	(451)
Share of after tax profits of associates and joint ventures	27		23	52

PROFIT BEFORE TAXATION	4,067	16	3,373	6,732

Taxation	(1,200)		(961)	(1,916)
Tax rate %	29.5%		28.5%	28.5%

PROFIT AFTER TAXATION FOR THE PERIOD	2,867	15	2,412	4,816

Profit attributable to minority interests	50		52	127
Profit attributable to shareholders	2,817		2,360	4,689

	2,867		2,412	4,816

EARNINGS PER SHARE	49.8p	16	41.5p	82.6p

Diluted earnings per share	49.2p		41.2p	82.0p

PHARMACEUTICAL TURNOVER
Three months ended 30th June 2006

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,232	–	582	(4)	441	3	209	10
Seretide/Advair	822	12	453	13	293	10	76	12
Flixotide/Flovent	164	2	69	8	45	(8)	50	4
Serevent	74	(13)	21	(19)	36	(16)	17	6
Flixonase/Flonase	68	(53)	34	(68)	17	(11)	17	–

CENTRAL NERVOUS SYSTEM	918	18	644	35	152	(18)	122	5
Seroxat/Paxil	159	5	40	40	38	(19)	81	7
Paxil IR	122	(1)	8	50	38	(17)	76	5
Paxil CR	37	33	32	38			5	50
Wellbutrin	237	40	232	39	–	–	5	>100
Wellbutrin IR, SR	27	>100	24	>100	–	–	3	>100
Wellbutrin XL	210	34	208	34			2	100
Imigran/Imitrex	175	7	134	19	30	(19)	11	(23)
Lamictal	245	12	186	31	46	(27)	13	(7)
Requip	64	85	41	>100	20	18	3	50

ANTI-VIRALS	719	12	344	11	218	7	157	21
HIV	393	1	182	(5)	163	1	48	24
Combivir	141	(6)	63	(11)	58	(3)	20	6
Trizivir	72	(5)	38	(5)	29	(9)	5	33
Epivir	53	(25)	18	(29)	25	(27)	10	(9)
Ziagen	29	(19)	12	(20)	10	(38)	7	40
Agenerase, Lexiva	32	23	18	13	12	50	2	–
Epzicom/Kivexa	58	>100	32	72	23	>100	3	>100

Herpes	245	25	151	39	36	3	58	9
Valtrex	214	30	149	39	28	13	37	16
Zovirax	31	(3)	2	100	8	(20)	21	–

Zeffix	40	5	3	–	6	(14)	31	11
Relenza	17	>100	–	–	10	–	7	>100

METABOLIC	529	32	372	37	61	33	96	15
Avandia	408	23	315	25	33	14	60	19
Avandamet	64	>100	37	>100	21	100	6	>100
Avandaryl	5	–	4	–			1	–
Bonviva/Boniva	19	>100	16	>100	3	–	–	–

VACCINES	387	17	90	35	175	16	122	8
Hepatitis	121	3	42	24	58	(11)	21	10
Infanrix/Pediarix	129	38	39	25	76	45	14	44
Boostrix	15	>100	9	>100	4	100	2	100

CARDIOVASCULAR AND UROGENITAL	383	21	228	36	102	(5)	53	30
Coreg	160	29	158	28			2	100
Levitra	9	(18)	8	–	1	–	–	–
Avodart	51	79	30	>100	17	14	4	100
Arixtra	13	>100	6	50	6	>100	1	100
Fraxiparine	56	–			47	–	9	–

ANTI-BACTERIALS	326	(8)	46	(16)	149	(7)	131	(5)
Augmentin	134	(15)	18	(38)	64	(10)	52	(9)
Zinnat/Ceftin	37	(10)	2	100	18	(18)	17	(6)

ONCOLOGY AND EMESIS	289	15	226	21	42	–	21	(9)
Zofran	229	11	183	18	31	(9)	15	(6)
Hycamtin	28	22	17	21	9	14	2	50

OTHER	238	(9)	22	31	64	(20)	152	(8)
Zantac	61	2	19	46	14	(13)	28	(9)

	5,021	10	2,554	18	1,404	–	1,063	6

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER
Six months ended 30th June 2006

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	2,541	2	1,252	–	865	3	424	7
Seretide/Advair	1,638	12	913	12	569	11	156	16
Flixotide/Flovent	342	6	155	18	92	(6)	95	1
Serevent	148	(11)	44	(16)	72	(13)	32	3
Flixonase/Flonase	199	(39)	128	(47)	30	(9)	41	(26)

CENTRAL NERVOUS SYSTEM	1,814	15	1,267	27	316	(14)	231	7
Seroxat/Paxil	320	–	93	13	79	(20)	148	8
Paxil IR	232	(6)	14	(18)	79	(19)	139	6
Paxil CR	88	22	79	21			9	75
Wellbutrin	454	31	445	31	1	–	8	60
Wellbutrin IR, SR	51	9	45	5	1	–	5	67
Wellbutrin XL	403	35	400	35			3	50
Imigran/Imitrex	357	4	269	9	67	(4)	21	(17)
Lamictal	482	13	360	32	94	(25)	28	–
Requip	122	84	78	>100	39	22	5	25

ANTI-VIRALS	1,418	11	682	7	427	10	309	22
HIV	792	3	364	(5)	326	7	102	18
Combivir	284	(5)	125	(14)	117	1	42	15
Trizivir	144	(6)	75	(9)	61	(3)	8	–
Epivir	113	(19)	38	(27)	51	(19)	24	–
Ziagen	61	(14)	25	(14)	21	(30)	15	27
Agenerase, Lexiva	65	31	37	20	24	60	4	–
Epzicom/Kivexa	109	>100	61	76	42	>100	6	>100

Herpes	481	19	296	28	72	3	113	10
Valtrex	418	23	292	28	54	10	72	19
Zovirax	63	(5)	4	33	18	(14)	41	(2)

Zeffix	78	14	6	–	11	–	61	18
Relenza	24	>100	1	–	15	–	8	>100

METABOLIC	963	29	667	32	119	39	177	16
Avandia	752	26	580	29	65	18	107	18
Avandamet	92	24	41	(20)	40	>100	11	57
Avandaryl	17	–	16	–			1	–
Bonviva/Boniva	34	>100	30	>100	4	–	–	–

VACCINES	753	29	173	38	340	30	240	22
Hepatitis	237	10	79	25	113	1	45	10
Infanrix/Pediarix	253	45	80	28	144	57	29	42
Boostrix	24	>100	14	>100	7	>100	3	50

CARDIOVASCULAR AND UROGENITAL	809	25	522	44	198	(5)	89	21
Coreg	385	41	382	42			3	–
Levitra	20	(10)	18	–	1	(50)	1	–
Avodart	98	76	58	>100	33	27	7	50
Arixtra	24	>100	13	100	10	>100	1	>100
Fraxiparine	107	(2)			91	–	16	(12)

ANTI-BACTERIALS	704	(10)	108	(21)	329	(14)	267	–
Augmentin	304	(14)	49	(36)	147	(13)	108	(1)
Zinnat/Ceftin	87	(18)	6	50	44	(31)	37	–

ONCOLOGY AND EMESIS	577	14	451	21	83	(2)	43	(5)
Zofran	459	12	364	18	61	(8)	34	(6)
Hycamtin	57	15	37	13	16	14	4	33

OTHER	487	(8)	47	33	122	(25)	318	(3)
Zantac	126	4	40	50	28	(10)	58	(8)

	10,066	10	5,169	17	2,799	1	2,098	9

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Three months ended 30th June 2006

	Q2 2006 £m	Growth CER%

Over-the-counter medicines	365	3
Analgesics	99	13
Dermatological	45	(4)
Gastrointestinal	63	2
Respiratory tract	35	10
Smoking control	84	8
Natural wellness support	30	(9)

Oral care	253	7
Nutritional healthcare	172	7

Total	790	5

CONSUMER HEALTHCARE TURNOVER
Six months ended 30th June 2006

	H1 2006 £m	Growth CER%

Over-the-counter medicines	739	3
Analgesics	194	10
Dermatological	85	(4)
Gastrointestinal	128	2
Respiratory tract	76	9
Smoking control	177	6
Natural wellness support	64	(5)

Oral care	495	7
Nutritional healthcare	324	8

Total	1,558	6

FINANCIAL REVIEW – INCOME STATEMENT

Operating profit
		Q2 2006		Q2 2005	Growth

	£m	% of turnover	£m	% of turnover	CER%	£%

Turnover	5,811	100.0	5,246	100.0	9	11

Cost of sales	(1,209)	(20.8)	(1,155)	(22.0)	3	5
Selling, general and administration	(1,883)	(32.4)	(1,681)	(32.0)	8	12
Research and development	(853)	(14.7)	(702)	(13.4)	20	22
Other operating income	45	0.8	3	–

Operating profit	1,911	32.9	1,711	32.6	13	12

Overall, the operating margin increased 0.3 percentage points as sterling operating profit increased 12% on a sterling turnover growth of 11% reflecting a lower cost of sales margin and an increase in other operating income partially offset by an increased R&D margin.

Cost of sales decreased as a percentage of turnover by 1.2 percentage points, principally reflecting favourable product and regional mix effects.

SG&A as a percentage of turnover increased 0.4 percentage points. At constant exchange rates the growth was 8%, reflecting increased costs for legal matters. Excluding these costs SG&A grew by 2%, well below turnover growth.

R&D expenditure as a percentage of turnover increased 1.3 percentage points to 14.7% which was ahead of turnover growth. Pharmaceuticals R&D expenditure represented 16.4% of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £45 million in Q2 2006 compared with £3 million in Q2 2005. The increase is due to increased product and asset disposal gains compared with the same period in 2005, partially offset by a higher unfavourable fair value movement of £69 million in the Quest collar and Theravance options in 2006 compared with a £9 million unfavourable fair value movement in Q2 2005.

Taxation

The charge for taxation on profit, amounting to £560 million represents an effective tax rate of 29.5%, which is the expected rate for the year (2005 – 28.5%).

Transfer pricing issues are as previously described in the 'Taxation' note to the Financial Statements included in the Annual Report 2005. The Group has open issues with the revenue authorities in the USA, UK, Japan and Canada; by far the largest of which relates to the legal dispute with the US Internal Revenue Service (IRS) in respect of Glaxo heritage products. With respect to the claims of the IRS for the years 1989-2000, the total claims for these periods amount to $4.6 billion of additional taxes together with related interest to 30th June 2006 of $4.0 billion, net of federal tax relief, giving a total of $8.6 billion. As similar issues remain open for 2001 to date, GSK expects to receive further substantial claims by the IRS for these years.

During the first quarter the US Tax Court delayed the start of the trial from October 2006 to January 2007. Due to extensive flooding in the IRS National Office in June, the Court has agreed a further delay of at least 30 days in the trial schedule. The Group expects a decision in the second half of 2008.

At 30th June 2006, the Group had a tax creditor balance of £2.3 billion, which includes provisions for the estimated amounts at which transfer pricing and other tax disputes might ultimately be settled.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, HMRC and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	Q2 2006 millions	Q2 2005 millions

Weighted average number of shares – basic	5,656	5,680
Dilutive effect of share options and share awards	73	42

Weighted average number of shares – diluted	5,729	5,722

	H1 2006 millions	H1 2005 millions	2005 millions

Weighted average number of shares – basic	5,657	5,686	5,674
Dilutive effect of share options and share awards	71	39	46

	5,728	5,725	5,720

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 30th June 2006, was 5,648 million (30th June 2005: 5,672 million).

Dividends

	Paid/ payable	Pence per share	£m

2006
First interim	6th July 2006	11	620
Second interim	5th October 2006	11	621

2005
First interim	7th July 2005	10	570
Second interim	6th October 2005	10	567
Third interim	5th January 2006	10	568
Fourth interim	6th April 2006	14	791

		44	2,496

The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The first and second interim dividends have not been recognised in these results.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	H1 2006 £m	H1 2005 £m	2005 £m

Exchange movements on overseas net assets	(234)	24	203
Tax on exchange movements	(107)	38	99
Fair value movements on available-for-sale investments	1	(31)	(1)
Deferred tax on fair value movements	(2)	4	(10)
Exchange movements on goodwill in reserves	9	5	9
Actuarial gains/(losses) on defined benefit plans	644	(351)	(794)
Deferred tax on actuarial movements in defined benefit plans	(211)	119	257
Fair value movements on cash flow hedges	(2)	3	(4)
Deferred tax on fair value movements on cash flow hedges	1	(2)	1

Net gains/(losses) recognised directly in equity	99	(191)	(240)

Profit for the period	2,867	2,412	4,816

Total recognised income and expense for the period	2,966	2,221	4,576

Total recognised income and expense for the period attributable to:
Shareholders	2,937	2,156	4,423
Minority interests	29	65	153

	2,966	2,221	4,576

BALANCE SHEET

	30th June 2006 £m	30th June 2005 £m	31st December 2005 £m
ASSETS
Non-current assets
Property, plant and equipment	6,731	6,225	6,652
Goodwill	685	304	696
Other intangible assets	3,227	2,592	3,383
Investments in associates and joint ventures	283	241	276
Other investments	341	328	362
Deferred tax assets	2,001	2,102	2,214
Other non-current assets	568	528	438

Total non-current assets	13,836	12,320	14,021

Current assets
Inventories	2,403	2,168	2,177
Current tax recoverable	477	407	416
Trade and other receivables	4,991	4,883	5,348
Liquid investments	997	288	1,025
Cash and cash equivalents	3,782	5,371	4,209
Assets held for sale	2	3	2

Total current assets	12,652	13,120	13,177

TOTAL ASSETS	26,488	25,440	27,198

LIABILITIES
Current liabilities
Short-term borrowings	(556)	(1,708)	(1,200)
Trade and other payables	(4,493)	(4,272)	(5,147)
Current tax payable	(2,270)	(2,219)	(2,269)
Short-term provisions	(929)	(943)	(895)

Total current liabilities	(8,248)	(9,142)	(9,511)

Non-current liabilities
Long-term borrowings	(4,878)	(5,212)	(5,271)
Deferred tax provision	(650)	(451)	(569)
Pensions and other post-employment benefits	(2,385)	(3,017)	(3,069)
Other provisions	(668)	(572)	(741)
Other non-current liabilities	(625)	(461)	(467)

Total non-current liabilities	(9,206)	(9,713)	(10,117)

TOTAL LIABILITIES	(17,454)	(18,855)	(19,628)

NET ASSETS	9,034	6,585	7,570

EQUITY
Share capital	1,496	1,486	1,491
Share premium account	768	350	549
Other reserves	(157)	(465)	(308)
Retained earnings	6,708	5,026	5,579

Shareholders’ equity	8,815	6,397	7,311

Minority interests	219	188	259

TOTAL EQUITY	9,034	6,585	7,570

RECONCILIATION OF MOVEMENTS IN EQUITY

	H1 2006 £m	H1 2005 £m	2005 £m

Total equity at beginning of period	7,570	5,925	5,925
Total recognised income and expense for the period	2,966	2,221	4,576
Dividends to shareholders	(1,359)	(1,255)	(2,390)
Shares issued	224	48	252
Shares purchased and held as Treasury shares	(512)	(390)	(1,000)
Consideration received for shares transferred by ESOP Trusts	103	19	68
Share-based incentive plans net of tax	111	122	265
Changes in minority interest shareholdings	(3)	(32)	(40)
Distributions to minority shareholders	(66)	(73)	(86)

Total equity at end of period	9,034	6,585	7,570

FINANCIAL REVIEW – BALANCE SHEET

Net assets

The book value of net assets increased by £1,464 million from £7,570 million at 31st December 2005 to £9,034 million at 30th June 2006. This was principally attributable to a reduction in net debt and a decrease in pension and other post-employment liabilities arising from strengthening long-term interest rates, including an increase in the rate used to discount UK pension liabilities from 4.75% to 5.25%.

The carrying value of investments in associates and joint ventures at 30th June 2006 was £283 million, with a market value of £1,215 million.

Equity

At 30th June 2006, total equity had increased from £7,570 million at 31st December 2005 to £9,034 million. The increase arises principally from retained earnings and actuarial gains on defined benefit pension plans in the period partially offset by further purchases of Treasury shares.

At 30th June 2006, the ESOP Trusts held 158.1 million GSK ordinary shares against the future exercise of share options and share awards. The carrying value of £2,151 million has been deducted from other reserves. The market value of these shares was £2,389 million. At 30th June 2006, GSK also held 176.6 million shares as Treasury shares, at a cost of £2,311 million, which has been deducted from retained earnings.

CASH FLOW STATEMENT
Three months ended 30th June 2006

	Q2 2006 £m	Q2 2005 £m

Operating profit	1,911	1,711
Depreciation and other non-cash items	352	269
(Increase)/decrease in working capital	(128)	11
(Decrease)/increase in other net liabilities	(54)	82

	2,081	2,073

Taxation paid	(959)	(543)

Net cash inflow from operating activities	1,122	1,530

Cash flow from investing activities
Purchase of property, plant and equipment	(297)	(192)
Proceeds from sale of property, plant and equipment	7	10
Purchase of intangible assets	(45)	(97)
Proceeds from sale of intangible assets	95	5
Purchase of equity investments	(6)	(3)
Proceeds from sale of equity investments	11	8
Share transactions with minority shareholders	–	(32)
Purchase of businesses, net of cash acquired	(24)	–
Investment in associates and joint ventures	(10)	(1)
Interest received	69	68
Dividends from associates and joint ventures	5	2

Net cash outflow from investing activities	(195)	(232)

Cash flow from financing activities
Decrease in liquid investments	10	1,210
Proceeds from own shares for employee share options	45	8
Issue of share capital	100	25
Purchase of Treasury shares	(305)	(214)
Increase in long-term loans	–	982
Repayment of long-term loans	–	(51)
(Net repayment of)/increase in short-term loans	(584)	2
Net repayment of obligations under finance leases	(10)	(3)
Interest paid	(85)	(108)
Dividends paid to shareholders	(791)	(684)
Dividends paid to minority interests	(17)	(15)
Other financing cash flows	(26)	(43)

Net cash (outflow)/inflow from financing activities	(1,663)	1,109

(Decrease)/increase in cash and bank overdrafts in the period	(736)	2,407

Exchange adjustments	(215)	134
Cash and bank overdrafts at beginning of period	4,494	2,509

Cash and bank overdrafts at end of period	3,543	5,050

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	3,782	5,371
Overdrafts	(239)	(321)

	3,543	5,050

CASH FLOW STATEMENT
Six months ended 30th June 2006

	H1 2006 £m	H1 2005 £m	2005 £m

Operating profit	4,085	3,458	6,874
Depreciation and other non-cash items	584	416	1,103
Increase in working capital	(171)	(77)	(323)
(Decrease)/increase in other net liabilities	(355)	(177)	11

	4,143	3,620	7,665

Taxation paid	(1,239)	(803)	(1,707)

Net cash inflow from operating activities	2,904	2,817	5,958

Cash flow from investing activities
Purchase of property, plant and equipment	(528)	(318)	(903)
Proceeds from sale of property, plant and equipment	17	27	54
Purchase of intangible assets	(81)	(152)	(278)
Proceeds from sale of intangible assets	107	170	221
Purchase of equity investments	(13)	(8)	(23)
Proceeds from sale of equity investments	16	11	35
Share transactions with minority shareholders	–	(32)	(36)
Purchase of businesses, net of cash acquired	(24)	–	(1,026)
Disposals of businesses and interests in associates	3	–	(2)
Investment in associates and joint ventures	(7)	(2)	(2)
Interest received	139	129	290
Dividends from associates and joint ventures	7	3	10

Net cash outflow from investing activities	(364)	(172)	(1,660)

Cash flow from financing activities
Decrease in liquid investments	10	1,232	550
Proceeds from own shares for employee share options	103	19	68
Issue of share capital	224	48	252
Purchase of Treasury shares	(505)	(390)	(999)
Increase in long-term loans	–	982	982
Repayment of long-term loans	–	(55)	(70)
Net repayment of short-term loans	(917)	(306)	(857)
Net repayment of obligations under finance leases	(17)	(18)	(36)
Interest paid	(173)	(204)	(381)
Dividends paid to shareholders	(1,359)	(1,255)	(2,390)
Dividends paid to minority interests	(66)	(73)	(86)
Other financing cash flows	(50)	(77)	53

Net cash outflow from financing activities	(2,750)	(97)	(2,914)

(Decrease)/increase in cash and bank overdrafts in the period	(210)	2,548	1,384

Exchange adjustments	(219)	147	233
Cash and bank overdrafts at beginning of period	3,972	2,355	2,355

Cash and bank overdrafts at end of period	3,543	5,050	3,972

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	3,782	5,371	4,209
Overdrafts	(239)	(321)	(237)

	3,543	5,050	3,972

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	H1 2006 £m	H1 2005 £m	2005 £m

Net debt at beginning of the period	(1,237)	(1,984)	(1,984)

(Decrease)/increase in cash and bank overdrafts	(210)	2,548	1,384
Cash inflow from liquid investments	(10)	(1,232)	(550)
Net increase in long-term loans	–	(927)	(912)
Net repayment of short-term loans	917	306	857
Net repayment of obligations under finance leases	17	18	36
Net non-cash funds of businesses acquired	–	–	(68)
Exchange adjustments	(124)	52	39
Other non-cash movements	(8)	(42)	(39)

Reduction in net debt	582	723	747

Net debt at end of the period	(655)	(1,261)	(1,237)

FINANCIAL REVIEW – CASH FLOW

Operating cash flow was £2,081 million in Q2 2006. This represents an increase of £8 million over Q2 2005, principally due to higher operating profits offset by an increase in working capital and a decrease in other net liabilities. Taxation paid during the quarter included a withholding tax payment of £296 million which is expected to be recovered in Q4 2006. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments, together amounting to £2,047 million. Receipts of £145 million arose from the exercise of share options: £45 million from shares held by the ESOP Trusts and £100 million from the issue of new shares. In addition, £305 million was spent in the quarter on purchasing the company's shares to be held as Treasury shares.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	H1 2006	H1 2005	2005
Average rates:
£/US$	1.79	1.88	1.82
£/Euro	1.45	1.46	1.46
£/Yen	207.00	199.00	200.00
Period-end rates:
£/US$	1.85	1.79	1.72
£/Euro	1.45	1.48	1.46
£/Yen	211.00	199.00	203.00

During H1 2006, average sterling exchange rates were weaker against the US dollar and the Euro and stronger against the Yen compared with the same period in 2005. Comparing H1 2006 period-end rates with H1 2005 period-end rates, sterling was weaker against the Euro and stronger against the US dollar and the Yen.

LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, and governmental investigations and related private litigation concerning sales, marketing and pricing. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgements or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and cash flows.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

At 30th June 2006, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 13) was over £1.2 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the Legal matters section of the Results Announcement for the first quarter of 2006 include:

Intellectual property

With respect to the Group’s patent infringement actions in respect of Imitrex, trial dates have been set for 19th September 2006 for Dr. Reddy’s Laboratories and Cobalt Pharmaceuticals and 14th November 2006 for Spectrum Pharmaceuticals. The compound patent at issue in these cases affords protection until February 2009 after giving effect to a grant of paediatric exclusivity by the US Food and Drug Administration (FDA). There have been no challenges to the validity of the other Imitrex compound patent that expires in June 2007 after giving effect to paediatric exclusivity.

With respect to Biovail’s patent infringement action against Anchen Pharmaceuticals in respect of Wellbutrin XL, the hearing on Anchen’s motion for summary judgement was held on 24th July 2006 but as at the date of this report no decision has been announced. With respect to Biovail’s infringement action against Abrika Pharmaceuticals in respect of Wellbutrin XL, oral argument on Abrika’s motion for summary judgement was held in April 2006 but as at the date of this report no decision has been announced.

With respect to the appeal by Kali Laboratories from the district court decision in favour of the Group in respect of infringement of the Group’s method of use patents relating to Zofran, the Court of Appeals for the Federal Circuit heard oral argument on 8th June 2006, but as at the date of this report no decision has been announced.

With respect to the Group’s patent infringement action against Teva Pharmaceutical USA in respect of the Group’s compound patent for ropinirole hydrochloride (the active ingredient in Requip), and a method of use patent for treatment of Parkinson’s disease, a trial date has been set for 18th December 2006. The compound patent expires in December 2007 and the method of use patent in May 2008.

Cidra, Puerto Rico manufacturing site

In June 2006, the FDA confirmed that the status for the Group’s Cidra manufacturing site’s classification has been upgraded to ‘voluntary action indicated’, which means that the FDA deems the site acceptable for the export of products and for routine manufacturing operations.

Developments with respect to tax matters are described in ‘Taxation’ on page 13.

ACCOUNTING PRESENTATION AND POLICIES

This unaudited Results Announcement containing condensed financial information for the three and six months ended 30th June 2006 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2005, except that IFRIC Interpretation 4 ‘Determining whether an arrangement contains a lease’ and an amendment to IAS 39 ‘Financial guarantee contracts’ have been implemented in 2006. There is no material effect of either change on the current or prior periods.

Adjustments have been made to the balance sheet at 30th June 2005 from that published in the Q2 2005 Results Announcement in order to reflect the presentation subsequently adopted in the Annual Report 2005. The adjustments have been made to deferred tax and minority interests and to reflect the revised timing of the recognition of dividends, and they have decreased net assets and total equity at 30th June 2005 by £214 million compared with the previously reported balances. The adjustments had no impact on the profits reported in Q2 2005.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2005 have been derived from the full Group accounts published in the Annual Report 2005, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

INVESTOR INFORMATION

Announcement of Q2 Results 2006

This Announcement was approved by the Board of Directors on Wednesday 26th July 2006.

Half-year Report

In accordance with the Listing Rules of the Financial Services Authority the Half-year Report is expected to be published in the Financial Times, The Daily Telegraph and The Wall Street Journal on Thursday 27th July 2006 and will be available from that date on the GSK website.

Financial calendar

The company will announce third quarter 2006 results on 26th October 2006. The third interim dividend for 2006 will have an ex-dividend date of 1st November 2006 and a record date of 3rd November 2006 and will be paid on 4th January 2007.

Internet

This Announcement and other information about GSK is available on the company's website at: http://www.gsk.com.

INDEPENDENT REVIEW REPORT TO GLAXOSMITHKLINE PLC

Introduction

We have been instructed by the company to review the financial information for the three and six months ended 30th June 2006 which comprises the consolidated interim balance sheet as at 30th June 2006 and the related consolidated interim statements of income, cash flows and recognised income and expense for the three and six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors.

This interim report has been prepared in accordance with the International Accounting Standard 34, 'Interim Financial Reporting', which requires that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of this Results Announcement and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and six months ended 30th June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
26th July 2006

Notes:

(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: July 26, 2006

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc